Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 19, 2019

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuscan Holdings Corp. II
Draft Registration Statement on Form S-1
Submitted April 12, 2019
CIK No. 0001773087

Ladies and Gentlemen:

On behalf of Tuscan Holdings Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

DRS submitted April 12, 2019

Exhibits and Financial Statement Schedules, page II-4

1.	Please file executed exhibits, rather than “form of” agreements, to the extent the exhibits are executed.

We wish to advise the Staff that the exhibits listed as “form of” will not be executed until the effective date of this offering. However, such agreements will be filed with the Registration Statement in the format in which they will be executed on such date.

Securities and Exchange Commission

June 19, 2019

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Stephen Vogel